EXHIBIT 99.1

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Third Quarter of 2017

TAIPEI, Taiwan, October 27, 2017 — Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the third quarter of 2017. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Third Quarter 2017 Financial Highlights

1.	Total revenue decreased by 3.6% to NT$56.42 billion.

2.	Mobile communications revenue decreased by 3.0% to NT$26.96 billion.

I.	Mobile value-added services (VAS) revenue increased by 5.2% to NT$10.91 billion. In particular, mobile Internet revenue, the largest contributor to VAS revenue, increased by 6.0%.

II.	Smart device sales revenue decreased by 2.4% to NT$7.63 billion.

3.	Internet revenue increased by 4.1% to NT$7.20 billion.

4.	Domestic fixed communications revenue decreased by 5.2% to NT$17.77 billion.

5.	International fixed communications revenue decreased by 22.1% to NT$3.17 billion.

6.	Total operating costs and expenses decreased by 6.4% to NT$43.99 billion.

7.	Net income attributable to stockholders of the parent increased by 6.0% to NT$10.15 billion.

8.	Basic earnings per share (EPS) was NT$1.31.

Mr. Yu Cheng, Chairman and CEO of Chunghwa Telecom, stated, “The third quarter of 2017 was another quarter of stable financial and operating performance, during which we experienced revenue in-line with our expectations and better-than-expected net income results. In our mobile business, we maintained our leadership position with 36.9% market share in mobile subscribers and 37.3% market share in mobile revenue. We continue to maintain the lowest churn rate in the market. Additionally, we effectively executed our strategy to enhance our subsidy efficiency by re-allocating resources to guide mobile subscribers toward high-end plans, resulting in an encouraging result this quarter.

“We are also pleased with the progress of our other segments. The number of subscribers in our broadband business experienced another quarter-over-quarter increase, and we will continue to strengthen our high-speed service adoption to continue this growth. To enhance our IPTV platform, we rolled out OTT services, including Fox+ and KKTV, and, in August, we broadcasted the popular Taipei 2017 Summer Universiade in 4K. Our MOD subscriber base grew significantly in the third quarter, and we are pleased to see year-over-year revenue growth in this segment for several consecutive quarters. We continued to leverage our technology and network advantage to develop our ICT service, and we saw promising initial results on our IoT platform, which we showcased in our smart cities projects in Taiwan.”

“Going forward, as we continue to sharpen our competitive edges in network infrastructure, IDC, and CDN, we remain committed to offering reliable, customized and complete ICT solutions, develop new opportunities in our innovative business lines, and establish a comprehensive ecosystem in this sector,” Mr. Cheng concluded.

Revenue

Chunghwa Telecom’s total revenues for the third quarter of 2017 decreased by 3.6% to NT$56.42 billion.

Mobile communications revenue for the third quarter of 2017 decreased by 3.0% to NT$26.96 billion. This was mainly due to the decrease of mobile voice revenue and smart device sales that partially offset the increase in mobile VAS revenue. The decrease in mobile voice revenue was mainly due to increased market competition and VoIP substitution.

Internet business revenue for the third quarter of 2017 increased by 4.1% year over year to NT$7.20 billion. The increase was primarily attributable to higher data communications revenue and application value-added service revenue.

Domestic fixed revenue for the third quarter of 2017 decreased by 5.2% year over year to NT$17.77 billion, mainly due to lower revenue from local and DLD service, which decreased by 4.6% and 6.7%, respectively. The decrease was primarily driven by increased mobile and VoIP substitution. Broadband access revenue decreased by 2.0% to NT$4.65 billion.

International fixed revenue decreased by 22.1% to NT$3.17 billion, mainly due to the decrease of international long distance revenue.

Operating Costs and Expenses

Total operating costs and expenses for the third quarter of 2017 decreased by 6.4% year over year to NT$43.99 billion, mainly due to lower cost of goods sold, interconnection expenses and ICT project costs.

Operating Income and Net Income

Income from operations for the third quarter of 2017 increased by 8.0% to NT$12.42 billion. Operating margin was 22.0% as compared to 19.6% in the same period of 2016. Net income attributable to stockholders of the parent increased by 6.0% to NT$10.15 billion. Basic earnings per share was NT$1.31.

Cash Flow and EBITDA

Cash flow from operating activities for the third quarter of 2017 increased by 44.4% to NT$19.32 billion, which was mainly due to the decrease in receivables.

Cash and cash equivalents as of September 30th, 2017, increased by 134.9% to NT$25.48 billion as compared to that as of September 30th, 2016.

EBITDA for the third quarter of 2017 increased by 3.3% to NT$20.22 billion. EBITDA margin was 35.84% as compared to 33.47% in the same period of 2016.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of September 30th, 2017, the number of FTTx subscribers reached 3.55 million, accounting for 79.3% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 10.3% year over year, reaching more than 1.26 million.

HiNet subscribers decreased by 0.6% year over year to 3.75 million as of September 30th, 2017.

Mobile

As of September 30th, 2017, Chunghwa Telecom had 10.59 million mobile subscribers, representing a 2.1% year-over-year decrease. The Company also had 7.34 million mobile Internet subscribers, representing a 10.2% year-over-year increase.

As of September 30th, 2017, the number of 4G subscribers had increased to 7.85 million.

Fixed line

As of September 30th, 2017, the Company maintained its leading position in the fixed-line market, with a total of 10.76 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a “non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

**	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

**	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

**	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

**	these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at http://www.cht.com.tw.

Contact: Phone: Email:	Fu-fu Shen +886 2 2344 5488 chtir@cht.com.tw